July 15, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

RE: Go Go Buyers, Inc.

Registration Statement on Form S-1

Filed July 30, 2021

File No. 333-256118

Dear Staff of Division of Corporation Finance:

By letter dated August 26, 2021 the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) provided Go Go Buyers, Inc. (the “Company”) with comments to the Company’s Registration Statement on Form S-2 filed on July 30, 2021.  This letter contains the Company’s responses to the Staff’s comments. Along with the delivery of this letter, the Company is filing Amendment No. 2 to the Form S-1 setting forth an amended Registration Statement, reflecting changes made in response to the Staff’s comments.

Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, your financial statements do not meet the requirements of Rule 8-02 of Regulation S-X. Please include financial statements for each of the most recent two fiscal years. Therefore, we will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

COMPANY RESPONSE

The Company has updated the financial statements and related financial information to be consistent with the requirements the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. The Amendment includes financials statements of the most recent two fiscal years as well as most recent quarterly financial statements.

Registration Statement on Form S-1 Cover Page

1.	We note that Mr. Sna Ny currently controls 100% of your voting power. Please revise the cover page to disclose Mr. Ny’s voting power and include a cross-reference to a risk factor discussing related risks.

The Company has disclosed the information regarding Mr. Ny’s voting power provided on the cover page.

The Company added a cross-reference to a risk factor.

2.	Please disclose whether there is a minimum amount of shares that is required to be purchased by each investor in the offering given that your offering price is $0.0225 per share.

The Company has disclosed the information.

There is no minimum amount of shares that is required to be purchased by each investor in the offering at the offering price $0.0225 per share.

Prospectus Summary, page 6

3.	Please disclose that you do not currently have an operational web platform, if true.

The Company has updated the information.

At present, we do not have an operational web platform.

4.	Please disclose the amount of time that Mr. Ny will be devoting to the business of the company.

The Company has updated the information.

Because our President, Treasurer, Secretary and Director will only be devoting 65% of his time to our operations.

Certain Relationships and Related Party Transactions, page 36

5.	Please disclose the verbal agreement entered into on October 25, 2020 with Mr. Ny, as discussed on page F-12 of the Notes to the Financial Statements - December 31, 2020 and 2019. Please refer to Item 404(d) of Regulation S-K. Please file evidence of such verbal agreement, as you did for the verbal agreement dated October 25, 2019.

The Verbal Agreement was filed as an Exhibit.

Report of the Independent Registered Public Accountant Firm, page F-2

6.	Please revise to clarify, if true, that an audit was performed on the consolidated balance sheet as of December 31, 2019 and the related statements of income, stockholders’ equity, and cash flows and the related notes and schedules for the period from January 10, 2019 (inception) through the year ended December 31, 2019. In addition, revise to state whether the opinion on the financial statements presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the period from January 10, 2019 (inception) though the year ended December 31, 2029 in conformity with generally accepted accounting principles in the United States of America.

The Financial Statements have been updated.

General

7.	It appears that you are a shell company as defined in Rule 405 under the Securities Act of 1933. We note that you have limited assets, no revenues to date and no operations. We also note that significant steps remain to commence your business plan. Please disclose on the cover page and in the description of business section that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

The Company is regarded as a non-shell company. On March 22, 2022 Sna Ny signed Loan Agreement with Go Go Buyers pursuant to which he agreed to grant a Loan not exceeding a sum of $60,000 to Go Go Buyers for a period of 1 year. The Loan Amount should be spent on the further development of the company’s business. Loan Agreement has been filed as an exhibit.

8.	We note that the consent of Bolko & Associates, LLC filed as Exhibit 23.1 refers to “this Annual Report on Form S-1/A of Go Go Buyers for the year ended December 31, 2020.” Please update.

The consent was updated and filed.

9.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that neither the Company nor anyone authorized by the Company has presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that any such written communications are presented to potential investors, the Company will supplementally provide copies to the Staff.

Very truly yours,

GO GO BUYERS

/s/ Sna Ny

Sna Ny

President